UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024	Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐  Form 40-F ☒

EXPLANATORY NOTE

Glass House Brands Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (the “Form 6-K/A”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2023 (the “Original 6-K”), to amend and restate its unaudited condensed interim consolidated financial statements as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 (the “Restatement Period”) and corresponding management’s discussion and analyses of financial condition and results of operations.

Subsequent to the issuance of the consolidated financial statements as of the Restatement Period, the Company discovered misclassifications and oversights which impacted the presentation of the financial statements. In particular, the Company identified certain distributor fees from consumer packaged goods sales included in cost of goods sold which should have been direct reductions to revenues, certain intercompany sales transacted through third-party distributors were presented as third-party sales, and impairment of goodwill for certain acquisitions recognized in the first quarter of fiscal year 2023 should have been recognized in fiscal year 2022.

The Company has reviewed applicable accounting guidance and deemed these misclassifications and oversights as errors to previously issued financial statements under ASC 250 “Accounting Changes and Error Corrections.” As a result, adjustments were made to certain financial statement line items of the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows as of, and for the three months ended March 31, 2023 and 2022. The Company performed detailed reviews and analyses of all other financial statement line items and accounting policies and noted no additional corrections were required.

The Company and its management advise against placing reliance on the unaudited condensed interim consolidated financial statements and the management’s discussion and analysis of financial condition and results of operations, as presented in Exhibits 99.1 and 99.2, respectively, in the Original Form 6-K. Readers are advised to refer to Exhibits 99.1 and 99.2 in this Form 6-K/A instead.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: April 1, 2024	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2023 and December 31, 2022 and for the Three Months Ended March 31, 2023 and 2022

99.2	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Unaudited Results of Operations for the Three Months Ended March 31, 2023 and 2022